Exhibit 21.1

List of Subsidiaries of Carbon Revolution Public Limited Company (formerly known as Poppetell Limited)

Name of Subsidiary	Jurisdiction

Carbon Revolution Limited	Australia

Carbon Revolution Operations Pty Ltd	Australia

Carbon Revolution Technology Pty Ltd	Australia

Carbon Revolution (USA) LLC	United States